UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period August 2003_________	File No. ___0-49947____

Toby Ventures Inc.

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

Unaudited Quarterly Financial Statements for the Period Ended June 30, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused  this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Toby Ventures Inc.

(Registrant)

Dated August 30, 2003             Signed: /s/  Christopher Dyakowski

                                                                    Christopher Dyakowski,

                                                                    Director

TOBY VENTURES INC.

FINANCIAL STATEMENTS

JUNE 30, 2003

(UNAUDITED)

NOTES TO US READERS:

These financial statements have been prepared according to Canadian GAAP.  For US GAAP reconciliation please refer to the audited financial statements for years ended December 31, 2002 and 2001.

NOTICE TO READER

BALANCE SHEET

STATEMENT OF DEFERRED EXPLORATION COSTS

STATEMENT OF LOSS AND DEFICIT

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.

SUITE 1104 - 750 WEST PENDER ST.

CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BRITISH COLUMBIA

CANADA V6C 2T8

Jerry A. Minni, G.C.A. *

Geoffrey S. V. Pang, C.G.A., FCCA **

TELEPHONE: (604) 683-0343

FAX: (604) 683-4499

* Incorporated professional

** Associate

NOTICE TO READER

To the Shareholders,

Toby Ventures Inc.

I have compiled the balance sheet of TOBY VENTURES INC. as at June 30, 2003 and the statements of loss, deficit and cash flows for the period then ended from information provided by management.  I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

“J.A. Minni & Associates Inc”

CERTIFIED GENERAL ACCOUNTANT

Vancouver, B.C.

July 25, 2003

TOBY VENTURES INC.

BALANCE SHEET AS AT JUNE 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

ASSETS

June 30,

Dec. 31,

2003

2002

CURRENT

Cash

$

61,073

$

97,884

GST receivable

2,851

16,198

Mining tax credits receivable (Note 3)

30,514

30,514

94,438

144,596

CAPITAL ASSETS, at cost net of accumulated

amortization of $1,692 (2002-$1,303)

2,531

2,262

MINERAL PROPERTIES (Note 4)

20,013

20,013

DEFERRED EXPLORATION COSTS (Note 4)

278,013

277,613

$

394,995

$

444,484

LIABILITIES

CURRENT

Accounts payable and accrued liabilities

$

2,895

$

8,478

Due to related parties (Note 6)

1,338

2,129

4,233

10,607

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)

620,593

620,593

DEFICIT

(229,831)

(186,716)

390,762

433,877

$

394,995

$

444,484

APPROVED BY THE DIRECTORS:

“Chris Dyakowski”

“William Schmidt”

The accompanying notes are an integral part of these financial statements.

TOBY VENTURES INC.

STATEMENT OF DEFERRED EXPLORATION COSTS

FOR THE PERIOD ENDED JUNE 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

3 months ended June 30,

6 months ended June 30,

SADIM PROPERTY

2003

2002

2003

2002

Drilling

$

-

$

71,580

$

-

$

71,580

Sample preparation

-

1,176

-

1,176

Geological and geophysical surveys

-

5,000

-

5,000

Camp and supplies

-

316

-

316

Reports and filing

-

88

400

273

Project management and field supervision fees

-

5,995

-

5,995

DEFERRED EXPLORATION COSTS

FOR THE PERIOD

-

84,155

400

84,340

DEFERRED EXPLORATION COSTS,

BEGINNING OF PERIOD

278,013

125,516

277,613

125,331

DEFERRED EXPLORATION COSTS,

END OF PERIOD

$

278,013

$

209,671

$

278,013

$

209,671

TOBY VENTURES INC.

STATEMENT OF LOSS AND DEFICIT

FOR THE PERIOD ENDED JUNE 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

3 months ended June 30,

6 months ended June 30,

2003

2002

2003

2002

REVENUE

Interest

$

-

$

128

$

-

$

128

EXPENSES

Advertising and promotion

340

264

802

579

Amortization

194

147

388

293

Consulting fees

-

9,217

(237)

9,217

Interest and bank charges

-

3

22

3

Management fees

8,000

7,500

15,500

15,000

Office and miscellaneous

1,586

453

1,846

1,008

Professional fees

3,213

3,469

15,414

6,359

Transfer agent and regulatory fees

2,246

2,609

9,380

5,668

15,579

23,662

43,115

38,157

NET LOSS FOR THE PERIOD

(15,579)

(23,534)

(43,115)

(38,029)

DEFICIT, BEGINNING OF PERIOD

(214,252)

(110,616)

(186,716)

(96,121)

DEFICIT, END OF PERIOD

$

(229,831)

$

(134,150)

$

(229,831)

$

(134,150)

TOBY VENTURES INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED JUNE 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

3 months ended June 30,         6 months ended June 30,

 2003

2002

2003

2002

OPERATING ACTIVITIES

Net loss for the period

$

(15,579)

$

(23,534)

$

(43,115)

$

(38,029)

Add items not involving cash:

Amortization

194

147

388

293

Cash provided (used) by net changes

in non-cash working capital items

(4,543)

23,620

6,316

33,889

(19,928)

233

(36,411)

(3,847)

INVESTING ACTIVITIES

Deferred exploration costs

-

(84,155)

(400)

(84,340)

Acquisition of mineral properties

-

-

-

(11,200)

Acquisition of capital assets

-

-

-

(1,792)

Reclamation bond

-

(128)

-

(128)

-

(84,283)

(400)

(97,460)

DECREASE IN CASH

(19,928)

(84,050)

(36,811)

(101,307)

CASH, BEGINNING OF PERIOD

81,001

319,779

97,884

337,036

CASH, END OF PERIOD

$

61,073

$

235,729

$

61,073

$

235,729

TOBY VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS TO JUNE 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

1.

NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Mineral Properties and Exploration Costs

The Company records its interests in mineral properties at cost.  All direct costs relating to the acquisition of these interests are capitalized until the properties to which they relate are placed into production, sold or abandoned.

Exploration costs relating to the mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The mineral properties and exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition.  The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration represent unamortized costs to date and do not necessarily reflect present or future values.

b)

General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

TOBY VENTURES INC

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS TO JUNE 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

c)

Fair Market Value of Financial Instruments

The carrying value of cash, GST recoverable, mining tax credit receivable, accounts payable and accrued liabilities, and amount due to related parties approximate fair market value because of the short maturity of these instruments.

d)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas require the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration costs and provincial tax credit receivable.  Actual results could differ from those estimates.

e)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

f)

Amortization

Capital assets are recorded at cost, and are amortized over their estimated useful lives at 30% declining balance.  Further, only one-half of the amortization is taken on assets acquired during the year.

g)

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  Due to the losses, potentially dilutive securities are excluded from the calculation of diluted loss per share, as they were anti-dilutive.  Therefore, there is no difference in the calculation of basic and diluted loss per share.

TOBY VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS TO JUNE 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

h)

Stock Based Compensation

No compensation expense is recognized when stock options are issued to directors and employees.  Any consideration paid on exercise of stock options is credited to share capital.

i)

Income Taxes

The asset and liability method is used for determining income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between the accounting basis and the tax basis of the assets and liabilities, and are measured using the tax rates and laws expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

3.

MINING TAX CREDITS

The Company is qualified for the B.C. Mining Exploration Tax Credit (“BCMETC”).  The BCMETC is a refundable B.C. income tax credit which is equal to 20% of qualified mining exploration costs incurred in B.C. by the Company.  They are recorded as a reduction of the related deferred exploration expenditures.

4.

MINERAL PROPERTIES

June 30,

Dec 31,

2003

2002

Acquisition Costs:

Sadim Property

$

20,012

$

20,012

Quebec Mining Units

-

1

$

20,013

$

20,013

Deferred Exploration Costs:

Sadim Property

$

278,013

$

277,613

Quebec Mining Units

-

-

$

278,013

$

277,613

TOBY VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS TO JUNE 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

4.

MINERAL PROPERTIES - continued

Sadim Property

Pursuant to an agreement dated August 22, 2000, the Company was granted an option to acquire a 100% undivided interest in four mineral claims (Sadim 1, 2, 3 and 4) in the Similkameen Mining Division, in the Province of British Columbia.  The claims are subject to a 3% net smelter returns.  As consideration, the Company paid $17,000.  The Company abandoned the Sadim 2 mineral claim and subsequently restaked it as “Rum”, consisting of twelve units, at a cost of $2,472.

Quebec Mining Units

The Company has applied for and obtained 112 claims units comprising of 5,730 hectares located in Northern Quebec.  The application costs involved amount to $11,200.  During the year ended December 31, 2002 management had written down the cost of these claims to a nominal value of $1.00

5.

SHARE CAPITAL

a)

Authorized

20,000,000 common shares without par value.

b)

Issued and fully paid

 Number

of Shares

Amount

Balance, December 31, 2001,

2002 and June 30, 2003

5,326,665

$

620,593

c)

Shares Held In Escrow

As at June 30, 2003, 822,000 (Dec.31, 2002-1,096,000) shares of the Company are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

TOBY VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS TO JUNE 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

5.

SHARE CAPITAL - continued

d)

Stock Options

Pursuant to agreements, stock options were granted to the directors and officers of the Company to acquire in total 399,000 shares at $0.25 per share.  The options are exercisable for a period of two years to September 12, 2003.  The exercise price of $0.25 per share equals to the market price of the Company’s shares on the date of the grant.

6.

RELATED PARTY TRANSACTIONS

a)

During the period the Company paid $15,500 (2002-$15,000) for management fees to a company controlled by a director.

b)

During the period the Company paid and accrued $7,703 (2002-$3,319) for legal fees and disbursements to a law firm of a director.

c)

The amount due to related parties is non-interest bearing, unsecured, with no fixed terms of repayment.

7.

CORPORATION LOSSES CARRY FORWARDS

At June 30, 2003 the Company has accumulated non-capital losses totaling $215,402 which may be applied against future years taxable income.  These losses expire as follows:

2007	$ 27,262
2008	67,075
2009	78,454
2010	42,611
$ 215,402

As at June 30, 2003 the Company has accumulated Canadian exploration and development expenditures of $323,400 which can be carried forward indefinitely against future years’ taxable incomes.

The potential tax benefit of these loses and expenditures has not been recorded in the financial statements, as it is not more-likely-than-not that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

TOBY VENTURES INC.

QUARTERLY REPORT - FORM 51-901F

JUNE 30, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

         a) Breakdown of expenditures by major category:

                 - See Schedule A - Financial Statements

2. Related party transactions:

         a) Expenditures made to parties not at arm’s length:

                   See Schedule A – Notes to Financial Statements – Note 6

3. Securities issued and options granted during the period:

         a) Securities issued during the period:

Issue Date	Type of Issue	Quantity	Price	Proceeds
-	-	-	-	-

         b) Options granted during the period:

Issue Date	Type of Issue	Quantity	Exercise Price	Expiry Date
-	-	-	-	-

         See Schedule A – Notes to Financial Statements – Note 5 (d)

4. Securities at the end of the reporting period:

         a) Authorised and issued share capital:

               See Schedule A – Notes to Financial Statements

         b) Options, warrants and convertible securities outstanding:

               See Schedule A – Notes to Financial Statements

         c) Shares in escrow of subject pooling:

               See Schedule A – Notes to Financial Statements

5. List of the directors and officers

         a) List of Directors:

                 Chris Dyakowski

                 William Schmidt

                 Ronald K. Husband

b) List of Officers:

                 President – Chris Dyakowski

                 Secretary – Sandra Morton

TOBY VENTURES INC

QUARTERLY REPORT - FORM 51-901F

JUNE 30, 2003

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for the mineral properties and related deferred costs is dependent upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

Discussion of Operations and Financial Conditions

During the period the Company expended only $400 for exploration on the Sadim property in the Similkameen

Mining Division.

The Company has not incurred any costs for exploration expenditures on the Quebec properties during the period under review. The acquisition costs of the Quebec properties had been written down to a nominal value of $1.00

The Company did not enter into any material contracts during the period.

There were no legal proceedings against the Company during the period.

Financings, Principal Purposes and Milestones

There are no significant financings, principal purposes and milestones to report upon.

Liquidity and Solvency

	June 30, 2003	December 31, 2002

Deficit	$ 229,831	$ 186,716
Working Capital	$ 90,205	$ 133,989

Subsequent Events

There were no significant subsequent events.